FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")
Suite 501 - 543 Granville Street
Vancouver BC Canada V6C 1X8

Item 2 Date of Material Change

June 30, 2020

Item 3 News Release

A news release dated June 30, 2020 was disseminated and filed on SEDAR with applicable securities commissions.

Item 4 Summary of Material Change(s)

The Company announced that further to its press releases dated June 22, 2020 and June 23, 2020, it has closed the public offering of 3,910,000 common shares of Metalla (the "Common Shares") held by Coeur Mining, Inc. ("Coeur") at a price of US$5.30 per Common Share for gross proceeds to Coeur of US$20,723,000, including 510,000 Common Shares as a result of the full exercise of the over-allotment option. The net proceeds of the Secondary Offering were paid directly to Coeur, and Metalla did not receive any proceeds from the Secondary Offering.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that further to its press releases dated June 22, 2020 and June 23, 2020, it has closed the public offering of 3,910,000 Common Shares held by Coeur at a price of US$5.30 per Common Share for gross proceeds to Coeur of US$20,723,000 (the "Secondary Offering"), including 510,000 Common Shares as a result of the full exercise of the over-allotment option.

PI Financial Corp., Haywood Securities Inc. and Cantor Fitzgerald Canada Corporation acted as co-lead underwriters for the Secondary Offering for a syndicate of underwriters including BMO Nesbitt Burns Inc. and Cormark Securities Inc. pursuant to an underwriting agreement with Metalla and Coeur dated June 23, 2020.

The net proceeds of the Secondary Offering were paid directly to Coeur, and Metalla did not receive any proceeds from the Secondary Offering.

Prior to the completion of the Secondary Offering, Coeur owned 5,241,310 Common Shares, representing approximately 14.9% of the issued and outstanding common shares of Metalla. Following completion of the Secondary Offering and the repurchase by Coeur from Metalla of a 0.3875% royalty interest in Coeur's Wharf mine in exchange for 421,554 Common Shares, which was previously disclosed in Metalla's June 22, 2020 news release, Coeur owns 909,756 Common Shares, representing approximately 2.53% of the total issued and outstanding common shares of Metalla.

The Secondary Offering was made in each of the provinces of Canada (excluding Quebec) and in the United States by way of (i) a prospectus supplement (the "U.S. Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 dated May 1, 2020; and (ii) a prospectus supplement (the "Canadian Prospectus Supplement") to the Company's Canadian short form base shelf prospectus dated May 1, 2020. The Canadian Prospectus Supplement was filed with the securities commissions in each of the provinces of Canada and the U.S. Prospectus Supplement was filed with the United States Securities and Exchange Commission.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO
Phone:  604-696-0741
Email: info@metallaroyalty.com

Item 9 Date of Report

July 6, 2020